Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

For immediate release
25 March 2008

2007 Financial Statements and 2008 Annual General Meetings

Reed Elsevier has posted the following documents on its website:

•	Annual Reports and Financial Statements 2007 for the Reed Elsevier Combined Businesses, Reed Elsevier PLC and Reed Elsevier NV;

•	Reed Elsevier PLC Notice of Annual General Meeting 2008; and

•	Reed Elsevier NV Agenda and Notice of Annual General Meeting 2008.

Reed Elsevier PLC has also submitted the Financial Statements and its Notice of Annual General Meeting to the UK Listing Authority. The documents will shortly be available for inspection at the Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Reed Elsevier PLC will hold its 2008 Annual General Meeting in London on 23 April 2008 and Reed Elsevier NV will hold its 2008 Annual General Meeting in Amsterdam on 24 April 2008.

Reed Elsevier has also posted on its website the Annual Report 2007 on Form 20-F, which has been filed with the United States Securities and Exchange Commission. American Depositary Receipt holders can view Reed Elsevier’s Financial Statements, the Notices of Annual General Meetings and Annual Report on Form 20-F on the Reed Elsevier website.

The address of Reed Elsevier’s website is www.reedelsevier.com.

Hard copies of the documents can be obtained free of charge on request from the registered offices of the respective companies:

Reed Elsevier PLC
1-3 Strand
London
WC2N 5JR

Reed Elsevier NV
Radarweg 29
1043 NX Amsterdam
The Netherlands

Enquiries:

Investors: Sybella Stanley, Director of Corporate Finance
+44 (0)20 7166 5630

Media: Patrick Kerr, Director of Corporate Communications
+44 (0)20 7166 5646

Notes to Editors:

About Reed Elsevier

Reed Elsevier Group plc is a world leading publisher and information provider.  It is owned equally by its two parent companies, Reed Elsevier PLC and Reed Elsevier NV.  The parent companies are listed on the London, Amsterdam and New York Stock Exchanges, under the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.  In 2007, Reed Elsevier had revenues from its continuing operations of £4.6bn.  The group employs 32,000 people, including approximately 16,000 in North America. Operating in the scientific, medical, legal, risk and business-to-business sectors, Reed Elsevier provides high value and flexible information solutions to professional end users, with increasing emphasis on internet delivery.